Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
State Registration [NIRE] No. 43.3.00004821
Taxpayer ID [CNPJ/MF] No. 92.689.256/0001-76
Publicly-Traded Company

Special Shareholders’ Meeting
Convening Notice

The Shareholders of Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) are hereby called to convene at the Special Shareholders’ Meeting to be held on December 18, 2007, at 9:00 a.m., at the company’s headquarters located at Avenida Dolores Alcaraz Caldas, 90, City of Porto Alegre, State of Rio Grande do Sul, to resolve on the transactions of exchange of shares issued by DPPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange Transaction”), with the following agenda: (a) approval of the terms and conditions of the “Protocol and Justification of the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, (and exhibits thereto: valuation of DPPI’s shares based on its Shareholder Equity prepared by KPMG Auditores Independentes, valuation of DPPI and ULTRAPAR based on the prospect of future profitability elaborated by Deutsche Bank Securities Inc., valuation of DPPI and ULTRAPAR based on the prospect of future profitability elaborated by Credit Suisse (Brasil) S.A., and valuation of DPPI’s and Ultrapar’s Shareholder Equity at Market Values elaborated by Apsis Consultoria Empresarial S/C Ltda.), establishing, as articles 224, 225, 252 and 264 of Brazilian Corporate Law, the terms and conditions of the exchange of the shares issued by DPPI by Ultrapar Participações S.A.; (b) approval of the amendment of the article 1 of company’s bylaws, in order to reflect its transformation into a wholly-owned subsidiary of Ultrapar; (c) authorization for the Executive Officers to take the required actions to formalize the Share Exchange Transactions, specially to subscribe the Ultrapar’s capital increase.

Additional Information

Shareholders may be represented at the Special Shareholders Meeting by a proxy constituted as established on paragraph 1 of article 126 of Law n. 6,404/76.

Shareholders which shares are under custody of Companhia Brasileira de Liquidação e Custódia – CBLC, must present, at the Company’s headquarters, with a minimum of 48 hour in advance of the meeting date, a shareholder position statement, provided by the custodial agent. Shareholders must, in the same term, present the power of attorney, if they will be represented by a proxy.

The documents referred to in the proposal of the management of DPPI related to the agenda of the Special Shareholders Meeting (including the protocol and justifications, valuations reports and others) are available at the websites DPPI (www.ipiranga.com.br) and Ultrapar (www.ultra.com.br). Copies of such materials will also be made available at the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br) as of this date. Any shareholder that wants to consult and examine the documents at the headquarters of DPPI must schedule a visit date and time with the respective Investor

Relations department of DPPI (telephone 51 3216 4391). Such documents are also available at the headquarters of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, State of São Paulo (telephone 11 3177 6601).

São Paulo, November 14, 2007

Pedro Wongtschowski
Chairman of the Board of Directors

This document relates to a proposed transaction involving Ultrapar Participações S.A. (“Ultrapar”), Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI” and together with RPI and DPPI, the “Target Companies”). In connection with the proposed transaction, Ultrapar has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (File no. 333-146406) (the “Registration Statement”) to register Ultrapar preferred shares to be issued in the proposed transaction and that includes a prospectus of Ultrapar. Ultrapar has also filed, and intends to continue to file, additional relevant materials with the SEC. The Registration Statement and the related prospectus contain important information about Ultrapar, the Target Companies, the proposed transaction and related matters.  Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Ultrapar has also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Ultrapar will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. SHAREHOLDERS OF THE TARGET COMPANIES ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.